Exhibit 3.1

CERTIFICATE OF DETERMINATION

OF

6.0% SERIES E SENIOR CONVERTIBLE VOTING
PERPETUAL PREFERRED STOCK

OF

GIGA-TRONICS INCORPORATED,
a California corporation

Pursuant to Section 401 of the Corporations Code of the State of California, the undersigned, John Regazzi and Lutz P. Henckels, DO HEREBY CERTIFY as follows:

A.	That they are the duly elected and acting Chief Executive Officer and Chief Financial Officer, respectively, of Giga-tronics Incorporated, a California corporation (the “Corporation”).

B.	The authorized number of shares of Preferred Stock is 1,000,000.

C.

Pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the “Board”) in accordance with the provisions of the Corporation’s Articles of Incorporation as amended and applicable law, the Board on March 15, 2018, duly adopted the following resolutions creating a series of 60,000 shares of Preferred Stock designated as the “6.0% Series E Senior Convertible Voting Perpetual Preferred Stock”, and such resolutions have not been modified or rescinded and remain in full force and effect. None of the shares of 6.0% Series E Senior Convertible Voting Perpetual Preferred Stock have been issued.

WHEREAS, the Articles of Incorporation as amended to date of the Corporation authorize a class of Preferred Stock comprising 1,000,000 shares issuable from time to time in one or more series; and

WHEREAS, the Board is authorized to determine the designation of each series and the authorized number of shares in each series, and to determine and alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock, including but not limited to the dividend rights, dividend rates, conversion rights, voting rights and the liquidation preferences; and

WHEREAS, it is the desire of the Board, pursuant to its authority as aforesaid, to fix the rights, preferences, privileges, and restrictions and other matters relating to the 6.0% Series E Senior Convertible Voting Perpetual Preferred Stock and the number of shares constituting such series;

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority expressly granted to and vested in the Board in accordance with the provisions of the Corporation’s Articles of Incorporation, as amended, and applicable law, a series designated 6.0% Series E Senior Convertible Voting Perpetual Preferred Stock of the Corporation be and hereby is created;

FURTHER RESOLVED, that the Board has determined that the rights, preferences, privileges, and restrictions granted to or imposed upon the 6.0% Series E Senior Convertible Voting Perpetual Preferred Stock, as stated and expressed herein, are under the circumstances prevailing on the date hereof fair and equitable to all the existing shareholders of the Corporation; and

FURTHER RESOLVED, that the designation and authorizes number of shares of, and the rights, preferences, privileges, and restrictions granted to or imposed upon the 6.0% Series E Senior Convertible Voting Perpetual Preferred Stock are as follows:

RIGHTS AND PREFERENCES

Section 1. Designation. There is hereby created out of the authorized and unissued shares of Preferred Stock of the Corporation a series of Preferred Stock designated as the “6.0% Series E Senior Convertible Voting Perpetual Preferred Stock”, hereinafter referred to as the “Series E Preferred Stock”. The number of shares constituting such series initially shall be 60,000.

Section 2. Ranking. The Series E Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank (i) on a parity with each other class or series of equity securities of the Corporation the terms of which expressly provide that such class or series will rank on a parity with the Series E Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Corporation (collectively referred to as “Parity Securities”), and (ii) senior to the Corporation’s class of common stock (the “Common Stock”), the Corporation’s Series A Junior Participating Preferred Stock, Series B Convertible Voting Perpetual Preferred Stock, Series C Convertible Voting Perpetual Preferred Stock and Series D Convertible Voting Perpetual Preferred Stock and each other class or series of capital stock of the Corporation outstanding on or established after the Effective Date by the Corporation, the terms of which do not expressly provide that it ranks on a parity with or senior to the Series E Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Corporation (collectively referred to as “Junior Securities”).

Section 3. Definitions. The following initially capitalized terms shall have the following meanings, whether used in the singular or the plural:

(a)     “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(b)     “Applicable Conversion Price” means the Conversion Price in effect at a given time.

(c)     “Articles of Incorporation” means the Articles of Incorporation, as amended, of the Corporation.

(d)     “Business Day” means any day that is not Saturday or Sunday and that, in the City of New York and in the State of California, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

(e)     “Certificate of Determination” means this Certificate of Determination of the Corporation.

(f)     “Closing Price” of the Common Stock (or other relevant capital stock or equity interest) on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of the shares of the Common Stock (or other relevant capital stock or equity interest) as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock (or other relevant capital stock or equity interest) is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal U.S. national or regional securities exchange on which the Common Stock (or other relevant capital stock or equity interest) is so listed or quoted, or if the Common Stock (or other relevant capital stock or equity interest) is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price for the Common Stock (or other relevant capital stock or equity interest) in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization, or, if that bid price is not available, the market price of the Common Stock (or other relevant capital stock or equity interest) on that date as determined by a nationally recognized independent investment banking firm retained by the Corporation for this purpose.

For purposes of this Certificate of Determination, all references herein to the “closing price” and “last reported sale price” of the Common Stock (or other relevant capital stock or equity interest) shall be such closing sale price and last reported sale price as reported by Bloomberg Professional Service or any successor thereto.

(g)     “Common Stock” has the meaning set forth in Section 2.

(h)     “Conversion Date” has the meaning set forth in Section 9(a).

(i)     “Conversion Price” means for each share of Series E Preferred Stock, $0.25, subject to adjustment or limitation as set forth herein.

(j)     “Corporation” means Giga-tronics Incorporated, a California corporation.

(k)     “Distribution Record Date” has the meaning set forth in Section 4(e).

(l)     “Dividend Payment Date” means June 30 and December 31 of each year.

(m)    “Dividend Period” has the meaning set forth in Section 4(b)(i).

(n)     “Effective Date” means the date on which shares of the Series E Preferred Stock are first issued.

(o)     “Ex-Date”, when used with respect to any issuance or distribution, means the first date on which the Common Stock or other securities trade (or would trade) without the right to receive such issuance or distribution.

(p)     “Fair Market Value” with respect to the Common Stock, on any given date, the volume weighted average Closing Price of the Common Stock for the 10 (ten) consecutive Trading Day period ending on the Trading Day immediately preceding such given date.

(q)     “Holder” means the Person in whose name the shares of the Series E Preferred Stock are registered.

(r)     “Initial Series E Shares Amount” means the greater of (i) 40,000 or (ii) the number of shares of Series E Preferred Stock issued upon the Corporation’s first issuance of Series E Shares.

(s)     “Junior Securities” has the meaning set forth in Section 2.

(t)     “Liquidation Event” means (i) the Corporation’s voluntary or involuntary liquidation, dissolution or winding up, (ii) a Specified Division Sale or (iii) a consolidation or merger of the Corporation (except into or with a subsidiary corporation) or a sale, lease, mortgage, pledge, exchange, transfer or other disposition of all or substantially all of the assets of the Corporation, provided, however, in the case of a consolidation or merger, if (a) the Corporation is the surviving entity, (b) the Corporation’s shareholders hold a majority of the shares of the surviving entity, and (c) the Corporation’s directors hold a majority of the seats on the board of directors of the surviving entity, then such consolidation or merger shall not be regarded as a “Liquidation Event”. In no event shall the issuance of new classes of stock, whether senior, junior or on a parity with the Series E Preferred Stock, or any stock splits, be deemed a “reclassification” under or otherwise limited by the terms hereof.

(u)     “Liquidation Preference” means, as to the Series E Preferred Stock, 150% (one hundred fifty percent) of the Series E Purchase Price per share (as appropriately and equitably adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the Series E Preferred Stock), subject to adjustment as provided herein.

(v)     “Parity Securities” has the meaning set forth in Section 2.

(w)     “Payment-in-Kind” has the meaning set forth in Section 4(b).

(x)     “Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

(y)     “Redemption Date” has the meaning set forth in Section 7(a).

(z)      “Redemption Price” means, as to the Series E Preferred Stock, 300% (three hundred percent) of the Series E Purchase Price per share (as appropriately and equitably adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the Series E Preferred Stock).

(aa)     “SEC” means the U.S. Securities and Exchange Commission.

(bb)     “Series E Dividends” has the meaning set forth in Section 4(b)(i).

(cc)     “Series E Preferred Stock” has the meaning set forth in Section 1.

(dd)     “Series E Purchase Price” means $25.00 per share of Series E Preferred Stock, subject to adjustment or limitation as set forth herein.

(ee)     “Series E Voting Rate” means the quotient of (x) the Series E Purchase Price, divided by (y) the Applicable Conversion Price.

(ff)     “Special Voting Right Termination Event” means the occurrence of either:

(i) (A) the volume weighted average Closing Price of the Common Stock for any 20 (twenty) Trading Days within any 30 (thirty) Trading Day period exceeds 300% (three hundred percent) of the Applicable Conversion Price, (B) the average daily trading volume of the Common Stock (as reported by Bloomberg Professional Service or any successor thereto) for such 30 (thirty) day trading period is 100,000 or greater and (C) during such 30 (thirty) day trading period either (x) an SEC registration statement with respect to all shares of Common Stock issuable upon conversion of the Series E Preferred Stock and a number of shares of Common Stock issuable as Payment-in-Kind dividends for four Dividend Periods was effective or (y) all such shares of Common Stock were freely tradable by the holders thereof (or would have been freely tradable if issued to the Holders upon conversion of the Series E Preferred Stock) under Rule 144 of the SEC (except for volume limitations applicable to Persons deemed to be affiliates of the Company for purpose of such rule) or,

(ii) the number of shares of Series E Preferred Stock outstanding is fifty-percent (50%) or less than the Initial Series E Share Amount. “Trading Day” means a day on which the shares of Common Stock:

(A) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and

(B) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Stock.

(gg)     “Specified Division Sale” means a sale that is comprised of and substantially limited to (i) substantially all the assets of the Company’s MSI business line (including the sale of the business line’s inventory (other than to customers in the ordinary course) and sales of the business line’s intellectual property); (ii) the Company’s Simulation & Electronic Warfare (Hydra) business line (including the sale of the business line’s inventory (other than to customers in the ordinary course) and sales of the business line’s intellectual property); or (iii) both (i) and (ii) together.

(hh)     “Specified Indebtedness” means the Company’s indebtedness to Partners For Growth V, L.P. outstanding as of the Effective Date, including any interest accrued on such indebtedness and any refinancings, restructurings or assignments of such indebtedness.

Unless otherwise specified, section references in this Certificate of Determination are to the sections of this Certificate of Determination.

Section 4. Dividends and Distributions. (a) From and after the Effective Date, the Holders shall be entitled to receive, when, as and if declared by the Board or a duly authorized committee of the Board, out of funds legally available therefor, cash dividends of the type and in the amounts determined as set forth in Section 4(b) and no more.

(b) (i) Holders of Series E Preferred Stock shall be entitled to receive, on each share of Series E Preferred Stock if, as and when declared by the Board or any duly authorized committee of the Board, but only out of assets legally available therefor, cumulative dividends payable, at the option of the Corporation, in either cash or shares of Common Stock (“Payment-in-Kind”) with respect to each Dividend Period (as defined below) at a rate per annum equal to 6.0% of (A) the Series E Purchase Price and (B) the amount of accrued and unpaid dividends for any prior Dividend Period on such share of Series E Preferred Stock, if any (“Series E Dividends”). Series E Dividends shall begin to accrue and be cumulative from the Effective Date, shall compound on each subsequent Dividend Payment Date (i.e., no dividends shall accrue on other dividends unless and until the first Dividend Payment Date for such other dividends has passed without such other dividends having been paid on such date) and shall be payable semi-annually in arrears on each Dividend Payment Date, commencing with the first such Dividend Payment Date to occur at least 20 calendar days after the Effective Date. In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the Series E Dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. The period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a “Dividend Period,” provided that the initial Dividend Period shall be the period from and including the Effective Date to, but excluding, the next Dividend Payment Date.

(ii) Series E Dividends in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of the Series E Dividends on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

(iii) For Payment-in-Kind dividends, each Holder on the Distribution Record Date for such divided will receive that number of shares of Common Stock equal to (i) the amount of the dividend payment due such Holder divided by (ii) the Fair Market Value on the Dividend Payment Date. No fractional shares shall be issued upon payment of such dividends pursuant to this Section 4(b) and the number of shares to be issued upon payment of such dividends will be rounded up to the nearest whole share; provided, that, in lieu of rounding up to the nearest whole share, the Corporation may, at its option, pay a cash in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Fair Market Value on the respective Dividend Payment Date. Each Series E Dividend paid in cash shall be mailed to the Holders of record of the Corporation as their names appear on the share register of the Corporation or at the office of the Corporation’s transfer agent on the Distribution Record Date for such dividend. Holders will receive written notification from the Corporation or the transfer agent if a Series E Dividend is paid in Common Stock, which notification will specify the number of shares of Common Stock paid as a dividend. Certificates representing the shares of Common Stock issuable upon payment of each Payment-In-Kind shall be delivered to each Holder entitled to receive such Payment-in-Kind (in appropriate denominations) as soon as reasonably practicable.

(iv) Series E Dividends shall be payable only if, as, and when declared by the Board; provided, however, that such dividends shall be cumulative, if declared or if accrued but undeclared, and be automatically payable, upon any Liquidation Event. Dividends on any shares of Series E Preferred Stock shall cease to accrue upon conversion of such shares to Common Stock or the effective date of redemption.

(c) If at any time full dividends payable pursuant to Section 4(b) on all outstanding shares of the Series E Preferred Stock have not been declared and paid, or declared and a sum sufficient for the payment of those dividends been set aside, the Corporation may not: (i) declare and pay or set aside for payment or declare and make or set aside for payment any distribution of assets on any Junior Securities (other than a dividend payable solely in Junior Securities); (ii) repurchase, redeem, or otherwise acquire for consideration, directly or indirectly, any Junior Securities (other than as a result of a reclassification of Junior Securities for or into other Junior Securities, or the exchange or conversion of one Junior Security for or into another Junior Security, and other than through the use of the proceeds of a substantially contemporaneous sale of other Junior Securities), nor shall any monies be paid to or made available for a sinking fund for the redemption of any Junior Securities by the Corporation; or (iii) repurchase, redeem, or otherwise acquire for consideration any Parity Securities otherwise than pursuant to offers to purchase all, or a pro rata portion (based on the full respective liquidating distributions to which the holders of the Series E Preferred Stock and such Parity Securities would be respectively entitled), of the Series E Preferred Stock and such Parity Securities, except by conversion into or exchange for Junior Securities. The foregoing limitations do not apply to purchases or acquisitions of Junior Securities pursuant to any employee or director incentive or benefit plan or arrangement (including any of the Corporation’s employment, severance, or consulting agreements) of the Corporation or of any of its subsidiaries adopted before or after the Effective Date.

(d) For so long as any shares of Series E Preferred Stock are outstanding, the Corporation shall not distribute to the holders of shares of Common Stock any evidences of indebtedness, shares of capital stock, securities, cash or other assets of or relating to the Corporation or any subsidiary or business unit (excluding any dividend paid exclusively in cash, which shall be subject to Section 4(a), and any distribution solely of Common Stock and cash in lieu of fractional shares) unless the Corporation distributes to Holders of Series E Preferred Stock on the same dates or date on which such property is distributed to holders of the Common Stock, an amount or portion of such property that each Holder would be entitled to receive if the Holder’s shares of Series E Preferred Stock had converted to Common Stock as of such date.

(e) Dividends that are payable on Series E Preferred Stock on any Dividend Payment Date shall be payable to holders of record of Series E Preferred Stock as they appear on the stock register of the Corporation on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by the Board or any duly authorized committee of the Board that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Distribution Record Date”). Any such day that is a Distribution Record Date shall be a Distribution Record Date whether or not such day is a Business Day.

(f) If the applicable Conversion Date or Redemption Date with respect to any share of Series E Preferred Stock is prior to any Distribution Record Date, the Holder of such share of Series E Preferred Stock will not have the right to receive any dividends or other distributions on the Series E Preferred Stock with respect to such Distribution Record Date. If the applicable Conversion Date or Redemption Date with respect to any share of Series E Preferred Stock is after the Distribution Record Date for any declared dividend or other distribution and prior to the payment date for that dividend or distribution, the Holder thereof shall receive that dividend or distribution on the relevant payment date if such Holder was the Holder of record on the Distribution Record Date for that dividend.

Section 5. Liquidation.

(a) Upon a Liquidation Event, the Holders at the time shall be entitled to receive liquidating distributions or payment out of assets legally available for distribution to the Corporation’s shareholders, before any distribution of assets is made to the holders of the Common Stock or any other Junior Securities, and concurrently with any applicable distributions or payments of such assets or proceeds being made to or set aside for holders of any Parity Securities then outstanding in respect of such Liquidation Event, in an amount equal to the greater of (i) the Liquidation Preference per share of Series E Preferred Stock, plus an amount equal to any accrued but unpaid dividends, whether or not declared, thereon to and including the date of such liquidation and (ii) the payment or distribution to which such Holders would be entitled if the Series E Preferred Stock were converted into Common Stock immediately before such Liquidation Event. If the Liquidation Event is a Specified Division Sale then, subject to the immediately preceding sentence, the aggregate amount of the payment to Holders and the holders of any Parity Securities shall be equal to the gross proceeds received by the Corporation upon the Specified Division Sale, less (x) the Corporation’s reasonable expenses of such transaction, (y) amounts paid to the Corporation’s secured creditors for release of their liens on the assets sold and (z) any other amounts to which the Corporation’s creditors may be entitled as a result of such transaction, provided such amount shall not exceed the aggregate Liquidation Preference of all shares of outstanding Series E Preferred Stock. If the Liquidation Event is not a Specified Division Sale or the Liquidation Preference is paid in full, then after payment of the full amount of such liquidation payment, any such Series E Preferred Stock shall be canceled and no longer outstanding and the Holders shall not be entitled to any further participation in any distribution of assets by the Corporation. If the Liquidation Event is a Specified Division Sale, then to extent that the Holders of Series E Preferred Stock receive a partial payment of their Liquidation Preference, such partial payment shall (i) reduce the Liquidation Preference of their Series E Preferred Stock by such amount paid and (ii) reduce the Series E Purchase Price by an amount equal to two-thirds (2/3) of such amount paid (calculated to the nearest ten thousandth of a dollar).

(b) If, in the event of any distribution or payment on a Liquidation Event where the Corporation’s assets available for distribution to Holders of the outstanding Series E Preferred Stock and the holders of any Parity Securities are insufficient to satisfy the applicable Liquidation Preference for such Series E Preferred Stock and the liquidation preference for any Parity Securities, the Corporation’s then remaining assets or proceeds thereof legally available for distribution to shareholders of the Corporation shall be distributed among the Holders of Series E Preferred Stock and the holders of such Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences.

(c) Upon a Liquidation Event other than a Specified Division Sale, after payment of the applicable Liquidation Preference to the Holders of the outstanding Series E Preferred Stock and the applicable liquidation preference to the holders of any Parity Securities, the Corporation’s remaining assets and funds shall be distributed among the holders of the Junior Securities then outstanding according to their respective rights and preferences.

Section 6. Maturity. The Series E Preferred Stock shall be perpetual unless canceled, converted or redeemed in accordance with this Certificate of Determination.

Section 7. Redemptions.

(a) Optional Redemption. The Corporation, at its option, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the shares of Series E Preferred Stock at the time outstanding, upon notice given as provided in Section 7(c) below, at the Redemption Price plus any accrued and unpaid dividends (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption (the “Redemption Date”).

The redemption price for any shares of Series E Preferred Stock shall be payable on the Redemption Date to the Holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent. Any declared but unpaid dividends payable on a Redemption Date that occurs subsequent to the Distribution Record Date for a Dividend Period shall not be paid to the Holder entitled to receive the Redemption Price on the Redemption Date, but rather shall be paid to the Holder of record of the redeemed shares on such Distribution Record Date relating to the Dividend Payment Date as provided in Section 4 above.

(b) No Sinking Fund. The Series E Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series E Preferred Stock will have no right to require redemption or repurchase of any shares of Series E Preferred Stock.

(c) Notice of Redemption. Notice of every redemption of shares of Series E Preferred Stock shall be given by first class mail, postage prepaid, addressed to the Holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least sixty (60) days before the Redemption Date. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any Holder of shares of Series E Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series E Preferred Stock. Each notice of redemption given to a Holder shall state: (1) the Redemption Date; (2) the number of shares of Series E Preferred Stock to be redeemed and, if less than all the shares held by such Holder are to be redeemed, the number of such shares to be redeemed from such Holder; (3) the Redemption Price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price.

(d) Partial Redemption. In case of any redemption of part of the shares of Series E Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Board or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions hereof, the Board or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of Series E Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the Holder thereof.

(e) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the Redemption Date specified in the notice all funds necessary for the redemption have been deposited by the Corporation, in trust for the pro rata benefit of the Holders of the shares called for redemption, with a bank or trust company in the state of California, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the Redemption Date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate, except only the right of the Holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest.

(f) Status of Redeemed Shares. Shares of Series E Preferred Stock that are redeemed, repurchased or otherwise acquired by the Corporation shall revert to authorized but unissued shares of Preferred Stock (provided that any such cancelled shares of Series E Preferred Stock may be reissued only as shares of any series of Preferred Stock other than Series E Preferred Stock).

Section 8. Conversion.

(a) Holder Optional Conversion. Each Holder shall have the right, at such Holder’s option, to convert all or any portion of such Holder’s shares of Series E Preferred Stock at any time into shares of Common Stock as set forth in Section 8(b) and Section 9 below.

(b) Conversion Rate. The number of shares of Common Stock into which a share of Series E Preferred Stock shall be convertible shall equal the quotient of (i) the Series E Purchase Price divided by (ii) the Applicable Conversion Price, rounded to the nearest ten thousandth of a share, provided that Holders shall receive cash in lieu of any fractional shares in accordance with Section 12 hereof.

Section 9. Conversion Procedures.

(a) Procedures for Optional Conversion. A Holder may exercise the conversion rights specified in Section 8(a) by (i) transmitting (by facsimile or otherwise) to the Corporation at its principal office (or at such other office or agency of the Corporation as the Corporation may designate by notice in writing to the Holders) a duly executed irrevocable conversion notice specifying the number of shares of the Series E Preferred Stock to be converted, (ii) if the shares of Series E Preferred Stock to be converted are certificated, surrendering to a common carrier for delivery to the Corporation as soon as practicable following such date the certificates representing the shares being converted (or an indemnification undertaking described in Section 14(a) with respect to such shares in the case of their loss, theft or destruction) and (iii) if required, paying any required stock transfer, documentary, stamp or similar taxes which are not payable by the Corporation pursuant to Section 15(b). Subject to the Holder’s compliance with the foregoing, a share of Series E Preferred Stock (or portion thereof) which such Holder has elected to convert shall be deemed to have been converted effective as of the close of business on the day of Holder’s conversion notice or, if such conversion notice is received after the close of business or on a day which is not a Business Day, as of the close of business on the next Business Day (the “Conversion Date”).

(b)      Whenever the Conversion Price is to be adjusted in accordance with Section 10(a), the Corporation shall: (i) compute the Conversion Price in accordance with Section 10(a) taking into account the $0.01 threshold set forth in Section 10(b)(i) hereof; (ii) as soon as practicable following the occurrence of an event that requires an adjustment to the Conversion Price pursuant to Section 10(a), taking into account the $0.01 threshold set forth in Section 10(b)(i) hereof (or if the Corporation is not aware of such occurrence, as soon as practicable after becoming so aware), provide, or cause to be provided, a written notice to the Holders of the occurrence of such event; and (iii) as soon as practicable following the determination of the revised Conversion Price in accordance with Section 10(a) hereof, provide, or cause to be provided, a written notice to the Holders setting forth in reasonable detail the method by which the adjustment to the Conversion Price was determined and setting forth the revised Conversion Price.

(c) Effective as of the close of business on the applicable Conversion Date, with respect to any shares of Series E Preferred Stock which have been converted on such Conversion Date: (i) the rights of the Holder of such share(s) of Series E Preferred Stock (or portion thereof) as a Holder shall cease, and the Person or Persons entitled to receive the Common Stock issuable upon conversion thereof shall be treated for all purposes as the record holder or holders of the Common Stock into which such shares of Series E Preferred Stock have been converted at such time; and (ii) dividends shall no longer be declared on any such shares of Series E Preferred Stock and such shares of Series E Preferred Stock shall cease to be outstanding, in each case, subject to the right of the Holder to receive (w) shares of Common Stock issuable upon such conversion, (x) any declared and unpaid dividends and any accrued but unpaid Series E Dividends (whether or not declared) on such share to the extent provided in Section 4(b), (y) any other property to be distributed pursuant to Section 4(d) and (z) any other payments to which such Holder is otherwise entitled pursuant to Section 7, Section 8(b), or Section 12 hereof, as applicable.

(d) Shares of Series E Preferred Stock duly converted in accordance with this Certificate of Determination, or otherwise reacquired by the Corporation, will resume the status of authorized and unissued shares of the Corporation’s Preferred Stock, undesignated as to series and available for future issuance. The Corporation may from time-to-time take such appropriate action as may be necessary to reduce the authorized number of shares of Series E Preferred Stock; provided that the Corporation shall not take any such action if such action would reduce the authorized number of shares of Series E Preferred Stock below the number of shares of Series E Preferred Stock then outstanding.

(e) The Person or Persons entitled to receive the shares of Common Stock and/or cash, securities or other property issuable upon conversion of Series E Preferred Stock shall be treated for all purposes as the record holder(s) of such shares of Common Stock and/or securities as of the close of business on the applicable Conversion Date with respect thereto. In the event that a Holder shall not by written notice designate the name in which shares of Common Stock and/or cash, securities or other property (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of shares of Series E Preferred Stock should be registered or paid or the manner in which such shares should be delivered, the Corporation shall be entitled to register and deliver such shares, and make such payment, in the name of the Holder and in the manner shown on the records of the Corporation.

(f) On the applicable Conversion Date with respect to any share of Series E Preferred Stock, certificates representing shares of Common Stock (and/or cash, securities or other property) shall be issued and delivered to the Holder thereof or such Holder’s designee (or, at the Corporation’s option, such shares shall be registered in book-entry form) upon presentation and surrender of the certificate evidencing the Series E Preferred Stock to the Corporation and, if required, the furnishing of appropriate endorsements and transfer documents and the payment of all transfer and similar taxes.

Section 10. Anti-Dilution Adjustments.

(a) The Conversion Price shall be subject to the following adjustments:

(i) Stock Dividends and Distributions. If the Corporation pays dividends or other distributions on the Common Stock in shares of Common Stock, then the Conversion Price shall be adjusted such that the Conversion Price on and after the Ex-Date for such dividend or distribution will equal the product of (x) the Conversion Price in effect immediately prior to such Ex-Date, multiplied by (y) the following fraction:

OS0

OS1
Where,

OS0 =	the number of shares of Common Stock outstanding immediately prior to the Ex-Date for the applicable dividend or distribution, and

OS1 =

the sum of the number of shares of Common Stock outstanding immediately prior to the Ex-Date for such dividend or distribution plus the total number of shares of Common Stock constituting such dividend or distribution.

For the purposes of this clause (i), the number of shares of Common Stock outstanding shall not include any shares which have been reacquired by the Corporation. If any dividend or distribution described in this clause (i) is declared but not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to make such dividend or distribution, to such Conversion Price that would be in effect if such dividend or distribution had not been declared.

(ii) Subdivisions, Splits and Combination of the Common Stock. If the Corporation subdivides, splits or combines the shares of Common Stock, then the Conversion Price shall be adjusted such that the Conversion Price on and after the effective time of such share subdivision, split or combination will equal the product of (x) the Conversion Price in effect immediately prior to the effective time of such share subdivision, split or combination, multiplied by (y) the following fraction:

OS0
OS1

Where,

OS0 =	the number of shares of Common Stock outstanding immediately prior to the effective time of the applicable share subdivision, split or combination, and

OS1 =	the number of shares of Common Stock outstanding immediately after the effective time of such share subdivision, split or combination.

For the purposes of this clause (ii), the number of shares of Common Stock outstanding shall not include any shares which have been reacquired by the Corporation. If any subdivision, split or combination described in this clause (ii) is announced but the shares of Common Stock are not subdivided, split or combined, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to subdivide, split or combine the outstanding shares of Common Stock, to such Conversion Price that would be in effect if such subdivision, split or combination had not been announced.

(iii) Rights Plans. To the extent that the Corporation has a rights plan in effect with respect to the Common Stock on the applicable Conversion Date, upon conversion of any shares of the Series E Preferred Stock, Holders will receive, in addition to the shares of Common Stock, the rights under the rights plan, unless, prior to the applicable Conversion Date, the rights have separated from the shares of Common Stock, in which case the Conversion Price will be adjusted at the time of separation as if the Corporation had made a distribution to all holders of the Common Stock as described in clause (iii) above, subject to readjustment in the event of the expiration or termination of such rights.

(b) (i) All adjustments to the Conversion Price shall be calculated to the nearest 1/10th of a cent. No adjustment in the Conversion Price shall be required if such adjustment would be less than $0.01; provided that any adjustments which by reason of this subparagraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, further, that on the applicable Conversion Date adjustments to the Conversion Price will be made with respect to any such adjustment carried forward and which has not been taken into account before such date.

(ii) No adjustment to the Conversion Price shall be made if Holders participate in the transaction that would otherwise give rise to an adjustment as a result of holding the Series E Preferred Stock, without having to convert the Series E Preferred Stock, as if they held the full number of shares of Common Stock into which a share of the Series E Preferred Stock may then be converted.

(iii) The Applicable Conversion Price shall not be adjusted:

(A) upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Corporation’s securities and the investment of additional optional amounts in shares of Common Stock under any such plan;

(B) upon the issuance of any shares of Common Stock or rights or warrants to purchase those shares, or the purchase or repurchase of any Common Stock, pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Corporation or any of its subsidiaries;

(C) upon the issuance of any shares of Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Effective Date and not substantially amended thereafter;

(D) for a change in the par value or no par value of Common Stock; or

(E) for accrued but unpaid dividends on the Series E Preferred Stock.

Section 11. Voting Rights. (a) So long as any shares of Series E Preferred Stock are outstanding, the vote or consent of the Holders of a majority of the shares of Series E Preferred Stock at the time outstanding, voting as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary:

(i) for effecting or validating any amendment, alteration or repeal (including by means of a merger, consolidation or otherwise) of any provision of the Corporation’s Articles of Incorporation (including this Certificate of Determination) or the Corporation’s Bylaws that would adversely affect the rights, preferences, privileges, and restrictions of the Series E Preferred Stock; provided, that any increase in the amount of the authorized Preferred Stock of the Corporation or the creation and issuance, or an increase in the authorized or issued amount, of any Parity Securities, subject to any vote required by subsection 11(a)(ii), or Junior Securities will not, in and of itself, be deemed to adversely affect the rights, preferences, privileges, and restrictions of the Series E Preferred Stock and Holders will have no right to vote under this provision solely by reason of such an increase, creation or issuance; and

(ii) prior to (but not after) a Special Voting Right Termination Event, for the issuance of any Parity Securities or any other class or series of equity securities of the Corporation having rights senior to the Series E Preferred Stock as to dividend rights or rights on liquidation, winding-up and dissolution of the Corporation, other than Parity Securities (i) entitling the holders thereof to a liquidation preference per share not greater than 100% of Corporation’s sale price per share of such Parity Securities provided that (ii) the Company uses the net proceeds from its sale of such Parity Securities exclusively to pay off or pay down the Specified Indebtedness.

(b) For each share of Series E Preferred Stock held as of an applicable record date, each Holder shall be entitled to a number of votes equal to the Series E Voting Rate (determined as of such record date) on any matter that is submitted to a vote or for the consent of the holders of Common Stock of the Corporation (including, without limitation, election of directors), and, except as otherwise required by law or as set forth herein, shall have voting rights and powers equal to the voting rights and powers of the Common Stock, shall be entitled to notice of any shareholders’ meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote together with the holders of Common Stock voting as a single class with respect to any matter upon which holders of Common Stock have the right to vote.

(c) In addition to those the voting rights provided in Sections 11(a) and 11(b), Holders shall have those voting right provided by applicable law. Notwithstanding the foregoing, Holders shall not have any voting rights if, at or prior to the record date for the shareholder vote or consent to approve the act with respect to which such vote or consent would otherwise be required, all outstanding shares of Series E Preferred Stock shall have been converted into shares of Common Stock or otherwise cease to be outstanding.

Section 12. Fractional Shares.

(a) No fractional shares of Common Stock will be issued as a result of any conversion of shares of Series E Preferred Stock.

(b) In lieu of any fractional share of Common Stock otherwise issuable in respect of any conversion pursuant to Section 8 hereof, the Corporation shall pay an amount in cash (computed to the nearest cent) equal to the same fraction of the Closing Price of the Common Stock on the applicable Conversion Date.

(c) If more than one share of the Series E Preferred Stock is surrendered for conversion at one time by or for the same Holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of the Series E Preferred Stock so surrendered.

Section 13. Reservation of Common Stock.

(a) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock or shares acquired by the Corporation, solely for issuance upon the conversion of shares of Series E Preferred Stock as provided in this Certificate of Determination free from any preemptive or other similar rights, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series E Preferred Stock then outstanding. For purposes of this Section 13(a), the number of shares of Common Stock that shall be deliverable upon the conversion of all outstanding shares of Series E Preferred Stock shall be computed as if at the time of computation all such outstanding shares were held by a single Holder.

(b) Notwithstanding the foregoing, the Corporation shall be entitled to deliver upon conversion of shares of Series E Preferred Stock, as herein provided, shares of Common Stock acquired by the Corporation (in lieu of the issuance of authorized and unissued shares of Common Stock), so long as any such acquired shares are free and clear of all liens, charges, security interests or encumbrances.

(c) All shares of Common Stock delivered upon conversion of the Series E Preferred Stock shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens, claims, security interests and other encumbrances.

(d) The Corporation hereby covenants and agrees that, if at any time the Common Stock shall be listed on the Nasdaq Stock Market or any other national securities exchange or automated quotation system, the Corporation will, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the Common Stock shall be so listed on such exchange or automated quotation system, all the Common Stock issuable upon conversion of the Series E Preferred Stock.

Section 14. Replacement Certificates.

(a) The Corporation shall replace any mutilated certificate at the Holder’s expense upon surrender of that certificate to the Corporation. The Corporation shall replace certificates that become destroyed, stolen or lost at the Holder’s expense upon delivery to the Corporation of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be required by the Corporation.

(b) The Corporation shall not be required to issue any certificates representing the Series E Preferred Stock on or after the applicable Conversion Date. In place of the delivery of a replacement certificate following the applicable Conversion Date, the Corporation, upon delivery of the evidence and indemnity described in clause (a) above, shall deliver a certificate evidencing the shares of Common Stock into which the shares of Series E Preferred Stock formerly evidenced by the mutilated, destroyed, stolen or lost certificate have been converted.

Section 15. Miscellaneous.

(a) All notices referred to herein shall be in writing, and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three Business Days after the mailing thereof if sent by registered or certified mail (unless first-class mail shall be specifically permitted for such notice under the terms of this Certificate of Determination) with postage prepaid, addressed: (i) if to the Corporation, to its office at 5990 Gleason Drive, Dublin, California 94568, Attention: Chief Executive Officer, or (ii) if to any Holder, to such Holder at the address of such Holder as listed in the stock record books of the Corporation, or (iii) to such other address as the Corporation or any such Holder, as the case may be, shall have designated by notice similarly given.

(b) The Corporation shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Series E Preferred Stock or shares of Common Stock or other securities issued on account of Series E Preferred Stock pursuant hereto or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series E Preferred Stock or Common Stock or other securities in a name other than that in which the shares of Series E Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any Person other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

(c) All payments on the shares of Series E Preferred Stock shall be subject to withholding and backup withholding of tax to the extent required by applicable law, subject to applicable exemptions, and amounts withheld and remitted to the appropriate taxing authority, if any, shall be treated as received by the holders thereof.

(d) No share of Series E Preferred Stock shall have any rights of preemption whatsoever under this Certificate of Determination as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated issued or granted.

(e) The shares of Series E Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Articles of Incorporation or as provided by applicable law.

Exhibit 3.1

We declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Executed at San Ramon, California, on March 22, 2018.

/s/ John R. Regazzi
Name:	John R. Regazzi
Title:	Chief Executive Officer

/s/ Lutz P. Henckels
Name:	Lutz P. Henckels
Title:	Chief Financial Officer